Exhibit 99.1

Lixiang Education Acquired Youxi Software For The Layout of Online Education

LISHUI, China, Feb.     , 2021 /PRNewswire/ — Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private primary and secondary education service provider in China, today announced that it has completed the acquisition of 100% of equity interest in Hangzhou Youxi Information Technology Co., Ltd. (“Youxi Software”) for the layout of online education of the Company.

Youxi Software was founded in 2018 and has developed five software with Computer Software Copyright, including among others live streaming supervision system, Android live streaming system, and Apple live streaming system, etc. The total consideration of the acquisition was RMB300,000 (approximately $46,500) in cash.

“We are glad to announce the acquisition of Youxi Software. Youxi software’s experience in the field of live streaming software will be a great preparation for the Company to develop online education for the next stage. During the epidemic time last year, we continued to offer our courses to our students through online methods, and achieved quite good results. After the acquisition of Youxi Software, we will be able to develop more customized software and provide better online learning experience for our students. We will also further explore the possibility of making our offline courses online to form an independent brand of Lixiang online education, ” said Mr. Biao Wei, CEO of the Company.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is one of the top 10 private primary and secondary education institutions in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email:irlxeh@lsmxjy.com